Exhibit 99.1

UTStarcom Announces Date for Extraordinary General Meeting to Approve Reverse Share Split

Hangzhou, May 18, 2022— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that it will hold an extraordinary general meeting of its shareholders (the "EGM") on Monday, June 27, 2022, at 2:00 p.m. China Standard Time, to seek approval for a one-for-four reverse share split. UTStarcom's Board of Directors believes that implementing a reverse share split is likely to improve the marketability and liquidity of UTStarcom's ordinary shares.

The meeting will be held at UTStarcom's office located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou 310053, P.R. China. If approved, the reverse share split will become effective immediately upon approval by the Company's shareholders. Upon becoming effective, every four outstanding and authorized ordinary shares of UTStarcom as of the effective date will be automatically combined into one issued and outstanding ordinary share.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com